FOR IMMEDIATE RELEASE

        NEWS RELEASE

FINAL CLOSING OF PRIVATE PLACEMENT

Vancouver, Canada, November 5th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) wishes to announce that further to the Company’s News Releases dated October 5th, 2009, and October 29th, 2009, the Company has now completed the previously-announced private placement financing and has issued an additional 10,714,428 flow-through units at a price of $0.21/flow-through unit for gross proceeds of $2,250,030.  Finder’s fees have been paid in connection with this closing of $112,501.50 cash and 535,722 finder’s warrants, entitling the holder thereof to purchase one common share of the Company at a price of $0.28/share for period of 18 months.  The securities issued pursuant to this financing are subject to a hold period of four months expiring March 5, 2010.

In this latest round of financing, the Company has now issued a total of 11,904,428 flow through units for gross proceeds of $2,499,930.  Of the units issued, 3,571,428 ($750,000) were issued to the MineralFields Group.  Issued and outstanding shares of the Company now total 155,564,842 and 194,917,081 on a fully-diluted basis.

The proceeds from the flow-through unit offerings will be utilized for qualified exploration expenditures on the Company’s uranium projects located in the Athabasca Basin, Canada.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$55 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resource Inc., comprising a potential 100,000 metres of drill testing.  In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Endnotes

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

News Release

November 5th, 2009